

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Articles of Incorporation
(PURSUANT TO NRS 78)

Office Use Only:
FILED # C10208-02
APR 2 3 2002
IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

Important: Read attached instructions before completing form.

1. Name of Corporation: OLD GOAT ENTERPRISES, INC.

2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)
CSC Services of Nevada, Inc.
Name
502 East John Street, Carson City, NEVADA 89706
Physical Street Address, City, Zip Code
Additional Mailing Address, City, State, Zip Code

3. Shares: (number of shares corporation authorized to issue)
Number of shares with par value: 75,000,000 Par value: .001 Number of shares without par value:

4. Names, Addresses, Number of Board of Directors/Trustees:
The First Board of Directors/Trustees shall consist of one members whose names and addresses are as follows:
1. DENNIS COX
Name
4526 NEVILLE ST., BURNABY, BC, CANADA V5J2G8
Street Address, City, State, Zip Code
2.
Name
Street Address, City, State, Zip Code
3.
Name
Street Address, City, State, Zip Code
4.
Name
Street Address, City, State, Zip Code

5. Purpose: (optional–see instructions)
The purpose of this Corporation shall be:

6. Other Matters: (see instructions)
Number of additional pages attached: ______

7. Names, Addresses and Signatures of Incorporators: (attach additional pages if there are more than 2 incorporators).
CSC SERVICES OF NEVADA, INC.
Name
Signature
502 EAST JOHN STREET, CARSON CITY, NV 89706
Address, City, State, Zip Code

Name
Signature
Address, City, State, Zip Code

8. Certificate of Acceptance of Appointment of Resident Agent:
I, CSC Services of Nevada, Inc. hereby accept appointment as Resident Agent for the above named corporation.
CSC Services of Nevada, Inc.
By:
Authorized Signature of R.A. or On Behalf of R.A. Company
4/22/2002
Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form CORPART1999.01
Revised on: 08/20/01

04/23/2002 12:00P MLR315 FY02-000-73000





DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Change of Resident Agent and/or Location of Registered Office

Office Use Only:
FILED # ______
MAY 0 1 2003
IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

General Instructions for this form:
1. Please print legibly or type; Black Ink Only.
2. Complete all fields.
3. The *physical Nevada* address of the resident agent must be set forth; PMB's are not acceptable.
4. Ensure that document is signed in signature fields.
5. Include the filing fee of *$30.00*.

OLD GOAT ENTERPRISES, INC. (C10208-2002)
Name of Entity

The change below is effective upon the filing of this document with the Secretary of State.

Reason for change: (check one) [X] Change of Resident Agent [ ] Change of Location of Registered Office

The former resident agent and/or location of the registered office was:

Resident Agent: CSC Services of Nevada, Inc.
Street No.: 502 East John Street - Room E
City, State, Zip: Carson City, NV 89706

The resident agent and/or location of the registered office is changed to:

Resident Agent: NEVADA AGENCY AND TRUST COMPANY #19177
Street No.: 50 W LIBERTY ST., STE 880
City, State, Zip: RENO, NV 89501
Optional Mailing Address: ______

NOTE: For an entity to file this certificate, the signature of one officer is required. The certificate *does not* need to be notarized.

/ President
Signature/Title

Certificate of Acceptance of Appointment by Resident Agent:

I, NEVADA AGENCY AND TRUST COMPANY #19177, hereby accept the appointment as Resident Agent for the above-named business entity.

Authorized Signature of R.A. or On Behalf of R.A. Company
AMANDA CARDINALLI, VICE PRESIDENT
FOR NEVADA AGENCY AND TRUST COMPANY

APRIL 29, 2003
Date

5671

Nevada Secretary of State Form RA CHANGE1999.01
Revised on: 08/20/01



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

FILED # C10208-02

FEB 04 2004

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
OLD GOAT ENTERPRISES, INC.

2. The articles have been amended as follows (provide article numbers, if available):
ARTICLE I

The name of the corporation shall be "Zone 4 Play, Inc."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 93.7%

4. Effective date of filing (optional): (must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): X [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: [illegible]



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
	20080304385-63
(signature)	Filing Date and Time
Ross Miller	**05/01/2008 10:00 AM**
Secretary of State	Entity Number
State of Nevada	**C10208-2002**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Zone 4 Play, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE I

NAME AND PURPOSE

The name of the Corporation, hereinafter called the "Corporation" is:

"Win Gaming Media, Inc."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of Incorporation have voted in favor of the amendment is: | 21,261,223 shares (65.8%) |

4. Effective date of filing (optional): | upon filing |
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X *(signature)* Steve Baker, President & CEO

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007
Revised on: 01/01/07



140103



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20110736812-61**
	Filing Date and Time **10/13/2011 8:00 AM**
	Entity Number **C10208-2002**

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to NRS Chapter 92A)

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article one.

WIN GLOBAL MARKETS, INC.
Name of **merging** entity

Nevada   Corporation
Jurisdiction   Entity type *

Name of **merging** entity

Jurisdiction   Entity type *

Name of **merging** entity

Jurisdiction   Entity type *

Name of **merging** entity

Jurisdiction   Entity type *

and,

WIN GAMING MEDIA, INC.
Name of **surviving** entity

Nevada   Corporation
Jurisdiction   Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

2) **Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):**

Attn: Nevada Agency and Transfer Company

c/o: 50 West Liberty Street, Suite 880, Reno, NV 89501

3) **Choose one:**

☐ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

☒ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).

4) **Owner's approval (NRS 92A.200) (options a, b or c must be used, as applicable, for each entity):**

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from the appropriate section of article four.

(a) Owner's approval was not required from

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

WIN GAMING MEDIA, INC.
Name of **surviving** entity, if applicable



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

WIN GLOBAL MARKETS, INC.
Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

The Articles of Incorporation of Win Gaming Media, Inc. (the "Surviving Entity") shall be amdened to reflect a change of name of the Surviving Entity, by replacing Artilce I as follows:

ARTICLE I
NAME AND PURPOSE

The name of the Corporation, hereinafter called the "Corporation" is:

"Win Global Markets, Inc."

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional)**:   October 24, 2011

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of
each Nevada limited partnership; All general partners of each Nevada limited-liability limited
partnership; A manager of each Nevada limited-liability company with managers or one
member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet
containing the required information for each additional entity from article eight.

Win Global Markets, Inc.
Name of merging entity

X _____   Treasurer
Signature   Title   Date 10/11/2011

Name of merging entity

X _____
Signature   Title   Date

Name of merging entity

X _____
Signature   Title   Date

Name of merging entity

X _____
Signature   Title   Date

and,

Win Gaming Media, Inc.
Name of surviving entity

X _____   President
Signature   Title   Date 10/11/2011

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS
92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20120059552-71**
	Filing Date and Time
	01/27/2012 10:30 AM
	Entity Number
	C10208-2002

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Win Global Markets, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE 3

"Number of shares with par value: 150,000,000 Par value per share: $0.001 Number of shares without par value: 0 ."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 34,149,776 shares (54.9%)

4. Effective date of filing: (optional)   Upon filing

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *Shimon Citron*
Shimon Citron (Jan 26, 2012)

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09